MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of Moelis & Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2024

We have served as the Company's auditor since 2008.

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2023
(dollars in thousands)

Assets		
Cash and cash equivalents	$	75,233
Accounts receivable (net of allowance for credit losses of $766)		29,725
Accrued and other receivables		1,434
Due from affiliates		3,413
Investments at fair value (cost basis $160,125)		162,899
Equipment and leasehold improvements		110
Interest and dividends receivable		132
Prepaid expenses and other assets		453
Total assets	$	273,399
Liabilities and member's capital		
Due to affiliates	$	239,225
Deferred revenue		3,627
Accrued expenses and other liabilities		7,350
Total liabilities		250,202
Member's capital		23,197
Total liabilities and member's capital	$	273,399

See notes to statement of financial condition.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(dollars in thousands)

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a wholly-owned subsidiary of Moelis & Company Group LP ("Group LP"). Group LP is controlled by Moelis & Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2023, the Company had $58,193 invested in U.S. debt securities and $15,892 invested in money market funds. Additionally, the Company had cash of $1,148 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250.

   Fair Value of Financial Assets and Liabilities – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

   Investments – Investments are reflected on the Statement of Financial Condition at fair value. Fair value is generally based on quoted prices, however if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

   Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest level of observability) based on inputs:

   Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably affect the quoted price.

   Level 2 – Pricing inputs that are significant to the overall fair value measurement are observable for the instruments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies.

5

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(dollars in thousands)

Level 3 – Pricing inputs that are significant to the overall fair value measurement are unobservable for the instruments and include situations where there is little, if any, market activity for the investments. The determination of fair value is based on the best information available, may incorporate management's own assumptions, and involves a significant degree of judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The Company's methodology for reclassifications impacting the fair value hierarchy is that transfers in/out of the respective category are reported at fair value as of the beginning of the period in which the reclassification occurred.

Accounts Receivable and Allowance for Credit Losses – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for credit losses based on the Company's assessment of the collectability of customer accounts.

Included in the accounts receivable balance at December 31, 2023 were $3,108 of long term receivables related to private funds advisory capital raising engagements, which are generally paid in installments over a period of three to four years.

The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover losses that may be incurred. For purposes of determining appropriate allowances, the Company stratifies its population of accounts receivable into two categories, one for short-term receivables and a second for private funds advisory receivables. Each population is separately evaluated using an aging method that results in a percentage reserve based on the age of the receivable, in addition to considerations of historical charge-offs and current economic conditions.

After concluding that a reserved accounts receivable is no longer collectible, the Company will charge-off the receivable. This has the effect of reducing both the gross receivable and the allowance for credit losses. If a reserved accounts receivable is subsequently collected, such recoveries reduce the gross receivable and the allowance for credit losses.

Equipment and Leasehold Improvements – Office equipment and furniture and fixtures are stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets, ranging from three to five years, respectively. Leasehold improvements are stated at cost less accumulated amortization, which is determined using the straight-line method over the lesser of the term of the lease or the estimated useful life of the asset.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expenses as incurred. Assets that are in development and have not yet been placed in service are generally classified as "Construction in Progress" and are reclassified to the appropriate category when the associated assets are placed in service. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the Statement of Financial Condition.

Revenue and Expense Recognition – We earn substantially all of our revenues by providing advisory services on mergers and acquisitions, recapitalizations and restructurings, capital markets transactions, private fund raisings and secondary transactions, and other corporate finance matters. The Company also acts as an underwriter of certain securities offerings. We provide our advisory

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(dollars in thousands)

services on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. In many cases, we are not paid until the completion of an underlying transaction.

The Company recognizes the vast majority of its advisory services revenues over time, including reimbursements for certain out-of-pocket expenses, when or as our performance obligations are fulfilled and collection is reasonably assured. The determination of whether revenues are recognized over time or at a point in time depends upon the type of service being provided and the related performance obligations. We identify the performance obligations in our engagement letters and determine which services are distinct (i.e. separately identifiable and the client could benefit from such service on its own). We allocate the transaction price to the respective performance obligations by estimating the amount of consideration we expect in exchange for providing each service. Both the identification of performance obligations and the allocation of transaction price to the respective performance obligations requires significant judgment.

During such advisory engagements, our clients are continuously benefitting from our advice and the over time recognition matches the transfer of such benefits. However, the recognition of transaction fees, which are variable in nature, is constrained until substantially all services have been provided, specified conditions have been met (e.g. transaction closing) and it is probable that a significant reversal of revenue will not occur in a future period. Upfront fees and retainers specified in our engagement letters that meet the over time criteria will be recognized on a systematic basis over the estimated period where the related services are performed.

With respect to fairness opinions, fees are fixed and delivering the opinion is a separate performance obligation from other advisory services that may be promised under the same engagement letter; as such these revenues are recognized at a point in time when the engagement is formally completed and the client can obtain substantially all of the benefits from the service. Similarly, underwriting engagements are typically a single performance obligation and fees are generally recognized as revenue when the offering has been deemed to be completed by the lead manager of the underwriting group. In these instances, point in time recognition appropriately matches the transfer and consumption of our services.

Incremental costs of obtaining a contract are expensed as incurred since such costs are generally not recoverable and the typical duration of our advisory contracts is less than one year. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing our advisory services and are typically expensed as incurred, except where the transfer and consumption of our services occurs at a point in time. For engagements recognized at a point in time, out-of-pocket expenses are capitalized. The Company records deferred revenues when it receives fees from clients that have not yet been earned (e.g. an upfront fee) or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g. upon satisfying conditions to earn an announcement fee, but before the transaction is consummated).

Complications that may terminate or delay a transaction include failure to agree upon final terms with the counterparty, failure to obtain required regulatory consents, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions or unexpected operating or financial problems related to either party to the transaction. In these circumstances, we often do not receive advisory fees that would have been received if the transaction had been completed, despite the fact that we may have devoted considerable time and resources to the transaction. Barriers to the completion of a restructuring transaction may include a lack of anticipated bidders for the assets of our client, the inability of our client to restructure its operations, or indebtedness due to a failure to reach agreement with its creditors. In these circumstances, our fees are generally limited to monthly retainer fees and reimbursement of certain out-of-pocket expenses.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(dollars in thousands)

We do not allocate our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our holistic approach to client service. For example, a restructuring engagement may evolve to require a sale of all or a portion of the client, M&A assignments can develop from relationships established on prior restructuring engagements, and capital markets expertise can be instrumental on both M&A and restructuring assignments.

Other Income – Other income consists of interest and dividend income earned on principal investments held by the Company as well as gains and losses on investments.

Equity-based Compensation – The Company recognizes the cost of services received in exchange for equity instrument awards. The cost of such awards reflects the grant-date fair value, which is typically based on quoted market prices of Moelis & Company stock at the time of the grant, amortized over the service period required by the award's vesting terms.

Income Taxes **–** No provision for income taxes has been made in the accompanying Statement of Financial Condition. The Company is a single member LLC and a disregarded entity for U.S. tax purposes. Group LP, as the Company's sole member, is responsible for reporting the Company's income or losses to the extent required by federal, state, and local income tax laws and regulations, resulting from its ownership interest in the Company. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Tax years from 2020 through 2022 are subject to examination by U.S. federal, state and local tax authorities. The Company has no open examinations as of December 31, 2023.

ASC 740-10 prescribes a two-step approach for the recognition and measurement of tax benefits associated with the positions taken or expected to be taken in a tax return that affect amounts reported in the Statement of Financial Condition. The Company has reviewed and will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof. For the year ended December 31, 2023, no unrecognized tax benefit was recorded. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes as a result of the evaluation of new information, such change in estimate will be recorded in the period in which such determination is made. The Company reports income tax-related interest and penalties relating to uncertain tax positions, if applicable, as a component of income tax expense. For the year ended December 31, 2023, no such amounts were recorded.

Leases **—** The Company maintains operating leases for corporate offices. The Company determines if a contract contains a lease at inception. Operating leases are recorded as right-of-use ("ROU") assets, included within prepaid expense and other assets on the Statement of Financial Condition, and lease liabilities, included within accounts payable on the Statement of Financial Condition. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the lease commencement date and are measured at the present value of anticipated lease payments over the lease term. The operating lease ROU assets are equal to the lease liabilities, adjusted for certain lease incentives, accrued rents, and prepaid rents. Typically, our borrowing rate is used to determine the present value of lease payments because the implicit rate is not readily determinable. Our lease terms may include options to extend or terminate the lease. These options are factored into our present value calculations when it is reasonably certain that such options will be exercised.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(dollars in thousands)

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the Statement of Financial Condition, management makes estimates and assumptions regarding:

- the adequacy of the allowance for credit losses;
- the assessment of whether revenues should be constrained due to the probability of a significant revenue reversal;
- the assessment of probable lease terms and the measurement of the present value of such obligations;
- other matters that affect the reported amounts and disclosures of contingencies in the Statement of Financial Condition.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2022, the FASB issued ASU No. 2022-03, "Fair Value Measurement" ("ASU 2022-03"). ASU 2022-03 states that a contractual restriction on the sale of an equity security is not considered in measuring fair value. Furthermore, it requires an entity to disclose the fair value of equity securities subject to contractual sale restrictions, the nature and remaining duration of the restrictions and the circumstances that could cause a lapse in the restrictions. ASU 2022-03 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. Early application is permitted. The Company has evaluated ASU 2022-03 and does not expect its adoption to have a material impact to the Company's Statement of Financial Condition.

In October 2023, the FASB issued ASU No. 2023-06, "Disclosure Improvements" ("ASU 2023-06"). ASU 2023-06 will amend a variety of disclosure requirements as a result of the SEC's disclosure updates and simplification initiatives. Since ASU 2023-06 addresses a variety of topics, each amendment of ASU 2023-06 becomes effective on the date the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective. Early adoption is prohibited. The Company has evaluated ASU 2023-06 and does not expect its adoption to have a material impact to the Company's Statement of Financial Condition.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting" ("ASU 2023-07"). ASU 2023-07 requires public companies to disclose significant expenses and other income for each of their segments. Furthermore, it requires public companies to disclose the title and position of the Chief Operating Decision Maker ("CODM") and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing performance and deciding how to allocate resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within the fiscal years beginning after December 15, 2024. Upon initial evaluation, the Company does not expect the adoption of ASU 2023-07 to have a material impact to the Company's Statement of Financial Condition.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes" ("ASU 2023-09"). ASU 2023-09 requires entities to disclose more qualitative and quantitative information in the reconciliation of federal statutory tax rates. Furthermore, it requires entities to disaggregate the total income taxes paid by federal, state, and foreign taxes. ASU 2023-09 is effective for fiscal years

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(dollars in thousands)

beginning after December 15, 2024. Upon initial evaluation, the Company does not expect the adoption of ASU 2023-09 to have a material impact to the Company's Statement of Financial Condition.

4. INVESTMENTS

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value. See Note 2 for further information on the Company's fair value hierarchy.

The estimated fair value of U.S. debt securities and money market funds are based on quoted prices for recent trading activity in identical or similar instruments. The Company primarily invests in U.S. debt securities with maturities of less than twelve months and considers these to be risk free. Therefore, we do not reserve for expected credit losses on these investments.

The fair value of the Company's financial assets as of December 31, 2023, have been categorized based upon the fair value hierarchy as follows:

	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents				
U.S. treasury securities	$ 58,193	$ -	$ 58,193	$ -
Money market funds	15,892	-	15,892	-
Investments				
U.S. treasury securities	162,899	-	162,899	-
Total financial assets	$ 236,984	$ -	$ 236,984	$ -

The cost basis of the investments recorded at fair value shown in the preceding table and included in investments on the Statement of Financial Condition was $160,125 as of December 31, 2023.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 2023, consist of the following:

	Amount
Office equipment	$ 1,385
Leasehold improvements	158
Total	1,543
Less accumulated depreciation and amortization	(1,433)
Equipment and leasehold improvements	$ 110

6. MEMBER'S CAPITAL

For the year ended December 31, 2023, the Company distributed capital of $45,000 to Group LP in the form of cash and cash equivalents.

7. RELATED-PARTY TRANSACTIONS

As of March 14, 2022, the Company entered into a service agreement ("Agreement"), with Group LP, under which Group LP provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, human resources, compensation, organizational and start-up services. As consideration for such services, Group LP charges the Company agreed-upon service fees, which have been determined based upon the parties' estimate

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(dollars in thousands)

of the value of the goods and services provided. Such fees are subject to periodic adjustment based on good faith negotiation between the parties, taking into consideration the relative costs and benefits of the services. The parties to the Agreement agree that the Company has no obligation to any third party for the services that Group LP provides. Group LP is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

As of December 31, 2023, due from affiliates reflects $2,562 owed by Moelis & Company Assessoria Financeira Ltda., $545 owed by Moelis & Company UK LLP DIFC Branch, $199 owed by Moelis & Company Europe Limited, Frankfurt am Main Branch, and $107 owed by Moelis & Company Saudi Limited in connection with shared services. Due to affiliates reflects $227,096 owed to Group LP, $11,390 owed to Moelis & Company UK LLP, $464 owed to Moelis & Company India Private Limited, $191 owed to Moelis & Company Asia Limited, $49 owed to Moelis & Company Europe BV, $31 owed to Moelis & Company Israel Ltd., and $4 owed to Moelis & Company Netherlands B.V. in connection with shared services and service agreement allocations.

8. **COMMITMENTS AND CONTINGENCIES**

Leases – The Company maintains operating leases with expiration dates that extend through 2025. The Company records lease liabilities measured at the present value of anticipated lease payments over the lease term, including options to extend or terminate the lease when it is reasonably certain such options will be exercised. The implicit discount rates used to determine the present value of the Company's leases are not readily determinable, thus the Company uses its secured borrowing rate, which was determined with reference to our available credit line.

The future minimum rental payments required under the operating leases in place at December 31, 2023 are as follows:

Fiscal Year Ended	Amount	
2024	$	221
2025		197
	$	418
Present Value Adjustment	$	23
Total	$	395

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide indemnification for specified losses, including certain indemnification of certain officers, directors and employees. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Bank Lines of Credit – The Company maintains a $30,000 revolving credit facility agreement pre-approved by FINRA to provide additional regulatory capital as necessary. Under this facility, the Company may borrow capital until May 24, 2024, the end of the credit period, and must repay aggregate principal balances by the maturity date of May 24, 2025. Borrowings on the facility bear interest equal to the Prime rate, payable quarterly in arrears on the last day of each March, June, September and December of each calendar year. The Company had no borrowing under the credit facility and the available credit under this facility was $30,000 as of December 31, 2023.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(dollars in thousands)

Legal – In the ordinary course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self-regulatory organizations conduct periodic examinations, investigations and initiate administrative proceedings regarding the Company's business, including, among other matters, compliance, accounting, recordkeeping and operational matters, that can result in censure, fine, the issuance of cease and desist orders or the suspension or expulsion of a broker dealer, investment advisor, or its directors, officers or employees.

In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. For matters where the Company can reasonably estimate the amount of a probable loss, or range of loss, the Company will accrue a loss for such matters in accordance with U.S. GAAP for the aggregate of the estimated amount or the minimum amount of the range, if no amount within the range is a better estimate. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a significant adverse effect on the Company.

9. **REGULATORY REQUIREMENTS**

Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250. At December 31, 2023, the Company had net capital of $25,223, which was $24,973 in excess of its required net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. **SUBSEQUENT EVENTS**

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the Statement of Financial Condition requiring recognition or disclosure in the Statement of Financial Condition.